UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras obtains operating license for exploratory research in Amapá Deep Waters

—

Rio de Janeiro, October 20, 2025 – Petróleo Brasileiro S.A. – Petrobras informs that it received today the environmental license from Ibama to drill an exploratory well in block FZA-M-059, located in deep waters off Amapá, 500 km from the mouth of the Amazon River and 175 km from the coast, on the Brazilian Equatorial Margin.

The drill rig is already at the well site, and drilling is expected to start immediately, with an estimated duration of five months. Through this exploratory activity, the company aims to gather additional geological data and assess whether there is oil and gas in the area at an economic scale. There is no oil production at this stage.

Petrobras has met all requirements set forth by Ibama, fully adhering to the environmental licensing process. As a final stage of evaluation, in August the company conducted an on-site simulation, called Pre-Operational Assessment (APO), through which Ibama verified Petrobras' capacity and the effectiveness of its emergency response plan.

The company remains committed to the development of the Brazilian Equatorial Margin, recognizing the importance of new frontiers to guarantee Brazil's energy security and access the resources needed for a fair energy transition.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email : petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer